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                                                            Exhibit (a)(1)(viii)

                              FORM OF RIGHTS LETTER

via Internal Mail

To:           Name of Eligible and Participating KPMG Consulting, Inc.
              Optionholder
From:         Linda Chan, Stock Plan Manager
Date:         March 4, 2002
Re:           Optionholder Rights Letter

     Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have canceled your options elected for exchange. Subject to your continuing as an employee of KPMG Consulting, Inc. or one of its subsidiaries and the other terms of the Offer to Exchange dated February 1, 2002, you now have the right to receive replacement options entitling you to purchase a number of shares of KPMG Consulting Common Stock that is equal to the number of shares for which your canceled options were exercisable. We will issue this replacement option grant on a specified date (the "replacement grant date") that is at least six (6) months and one (1) day from the date we canceled the options accepted for exchange. The terms of your replacement options will be the same as the terms of your canceled options, except that (1) the exercise price of the replacement options will be equal to 110% of the last sale price of KPMG Consulting Common Stock on the replacement grant date, (2) the replacement options will expire 10 years after the date they are granted, and (3) subject to the terms and conditions of a new option grant agreement and award notice, the replacement options will vest 1/3 on each of the first three anniversaries of the date the replacement options are granted, regardless of the vesting schedule that was applicable to the eligible options tendered in exchange and regardless of whether or not your eligible options were fully or partially vested.

     Enclosed is your Election Form countersigned by us.

     Neither participation in the stock option exchange program nor this Rights Letter confers upon you the right to remain an employee of KPMG Consulting or any of its subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in the employ of KPMG Consulting or any of its subsidiaries until the replacement grant date. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your tendered options will not be returned to you.

     If you have questions about the Offer to Exchange or the Election Form, please contact me at 212-872-4394 or send your questions to US-optionexchange@kpmg.com.